Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Interest, Dividend and Fee Income

Loans	$3,916	$3,849	$4,204	$11,794	$13,856
Securities (Note 2)	929	1,002	1,249	2,921	3,971
Deposits with banks	50	50	49	144	343
	4,895	4,901	5,502	14,859	18,170
Interest Expense
Deposits	745	817	1,292	2,483	5,157
Subordinated debt	44	51	65	153	201
Other liabilities	585	578	610	1,669	2,371
	1,374	1,446	1,967	4,305	7,729
Net Interest Income	3,521	3,455	3,535	10,554	10,441
Non-Interest Revenue
Securities commissions and fees	264	300	260	849	789
Deposit and payment service charges	319	306	299	930	916
Trading revenues	135	47	68	394	(8)
Lending fees	348	343	309	1,047	956
Card fees	113	122	85	316	264
Investment management and custodial fees	502	476	455	1,460	1,341
Mutual fund revenues	406	396	348	1,176	1,062
Underwriting and advisory fees	411	404	287	1,073	811
Securities gains, other than trading	198	111	31	411	84
Foreign exchange gains, other than trading	41	63	21	128	89
Insurance revenues	1,137	(163)	1,321	1,718	2,035
Investments in associates and joint ventures	67	60	52	183	112
Other	100	156	118	374	308
	4,041	2,621	3,654	10,059	8,759
Total Revenue	7,562	6,076	7,189	20,613	19,200
Provision for Credit Losses (Note 3)	(70)	60	1,054	146	2,521
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	984	(283)	1,189	1,302	1,708
Non-Interest Expense
Employee compensation (Note 8)	2,102	2,042	1,964	6,263	5,994
Premises and equipment	829	863	785	2,496	2,348
Amortization of intangible assets	157	158	154	471	461
Travel and business development	101	97	57	264	296
Communications	63	72	71	199	233
Professional fees	140	147	135	423	396
Other (Note 12)	292	1,030	278	1,590	901
	3,684	4,409	3,444	11,706	10,629
Income Before Provision for Income Taxes	2,964	1,890	1,502	7,459	4,342
Provision for income taxes (Note 10)	689	587	270	1,864	829
Net Income	$2,275	$1,303	$1,232	$5,595	$3,513
Earnings Per Share (Canadian $) (Note 9)
Basic	$3.42	$1.91	$1.81	$8.36	$5.18
Diluted	3.41	1.91	1.81	8.35	5.18
Dividends per common share	1.06	1.06	1.06	3.18	3.18
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2021

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020

Net Income	$2,275	$1,303	$1,232	$5,595	$3,513
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	22	(89)	141	(10)	421
Reclassification to earnings of (gains) in the period (2)	(5)	(19)	(18)	(33)	(74)
	17	(108)	123	(43)	347
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	218	(479)	83	(392)	1,673
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period (4)	(116)	(86)	(37)	(279)	8
	102	(565)	46	(671)	1,681
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	521	(1,304)	(1,180)	(1,914)	516
Unrealized gains (losses) on hedges of net foreign operations (5)	(139)	316	206	398	(145)
	382	(988)	(974)	(1,516)	371
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	54	436	(189)	765	(244)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	22	3	(330)	(220)	(49)
Unrealized gains on fair value through OCI equity securities arising during the period (8)	7	-	-	7	-
	83	439	(519)	552	(293)
Other Comprehensive Income (Loss), net of taxes	584	(1,222)	(1,324)	(1,678)	2,106
Total Comprehensive Income (Loss)	$2,859	$81	$(92)	$3,917	$5,619

(1)	Net of income tax (provision) recovery of $(7) million, $32 million, $(47) million for the three months ended, and $5 million, $(147) million for the nine months ended, respectively.
(2)	Net of income tax provision of $2 million, $6 million, $6 million for the three months ended, and $11 million, $23 million for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $(72) million, $173 million, $(27) million for the three months ended, and $147 million, $(600) million for the nine months ended, respectively.
(4)	Net of income tax provision (recovery) of $41 million, $31 million, $13 million for the three months ended, and $100 million, $(3) million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $50 million, $(115) million, $(74) million for the three months ended, and $(145) million, $53 million for the nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $(26) million, $(158) million, $65 million for the three months ended, and $(283) million, $85 million for the nine months ended, respectively.
(7)	Net of income tax (provision) recovery of $(9) million, $(1) million, $120 million for the three months ended, and $79 million, $18 million for the nine months ended, respectively.
(8)	Net of income tax (provision) recovery of $(2) million, $nil, $nil for the three months ended, and $(2) million, $nil for the nine months ended, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2021

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	July 31, 2021	April 30, 2021	October 31, 2020

Assets
Cash and Cash Equivalents	$83,825	$98,593	$57,408
Interest Bearing Deposits with Banks	8,793	8,955	9,035
Securities (Note 2)
Trading	102,169	90,566	97,834
Fair value through profit or loss	14,239	13,331	13,568
Fair value through other comprehensive income	64,553	61,172	73,407
Debt securities at amortized cost	48,727	46,744	48,466
Investments in associates and joint ventures	1,088	1,054	985
	230,776	212,867	234,260
Securities Borrowed or Purchased Under Resale Agreements	104,738	98,327	111,878
Loans
Residential mortgages	134,374	130,529	127,024
Consumer instalment and other personal	75,092	71,918	70,148
Credit cards	7,866	7,488	7,889
Business and government	241,108	237,702	245,662
	458,440	447,637	450,723
Allowance for credit losses (Note 3)	(2,824)	(3,028)	(3,303)
	455,616	444,609	447,420
Other Assets
Derivative instruments	36,331	37,998	36,815
Customers’ liability under acceptances	14,263	11,952	13,493
Premises and equipment	4,266	4,298	4,183
Goodwill	5,450	5,375	6,535
Intangible assets	2,298	2,323	2,442
Current tax assets	1,145	1,141	1,260
Deferred tax assets	1,209	1,294	1,473
Other	22,648	22,107	23,059
	87,610	86,488	89,260
Total Assets	$971,358	$949,839	$949,261
Liabilities and Equity
Deposits (Note 4)	$680,553	$657,201	$659,034
Other Liabilities
Derivative instruments	29,167	33,218	30,375
Acceptances	14,263	11,952	13,493
Securities sold but not yet purchased	28,497	32,540	29,376
Securities lent or sold under repurchase agreements	92,990	87,703	88,658
Securitization and structured entities’ liabilities	23,927	25,657	26,889
Current tax liabilities	154	193	126
Deferred tax liabilities	188	163	108
Other	36,950	38,554	36,193
	226,136	229,980	225,218
Subordinated Debt (Note 4)	6,973	7,144	8,416
Equity
Preferred shares and other equity instruments (Note 5)	5,848	5,848	6,598
Common shares (Note 5)	13,609	13,536	13,430
Contributed surplus	310	313	302
Retained earnings	34,089	32,561	30,745
Accumulated other comprehensive income	3,840	3,256	5,518
Total Equity	57,696	55,514	56,593
Total Liabilities and Equity	$971,358	$949,839	$949,261
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Preferred Shares and Other Equity Instruments (Note 5)

Balance at beginning of period	$5,848	$5,348	$6,598	$5,348
Redeemed during the period	-	-	(750)	-
Balance at End of Period	5,848	5,348	5,848	5,348
Common Shares (Note 5)
Balance at beginning of period	13,536	13,000	13,430	12,971
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	214	-	214
Issued under the Stock Option Plan	40	1	99	30
Treasury shares or repurchase of common shares for cancellation	33	(15)	80	(15)
Balance at End of Period	13,609	13,200	13,609	13,200
Contributed Surplus
Balance at beginning of period	313	301	302	303
Stock option expense, net of options exercised	-	1	7	(1)
Net premium (discount) on sale of treasury shares	(3)	-	-	-
Other	-	-	1	-
Balance at End of Period	310	302	310	302
Retained Earnings
Balance at beginning of period	32,561	29,426	30,745	28,725
Impact from adopting IFRS 16	-	-	-	(59)
Net income	2,275	1,232	5,595	3,513
Dividends on preferred shares and distributions payable on other equity instruments	(61)	(73)	(185)	(195)
Dividends on common shares	(686)	(682)	(2,058)	(2,038)
Equity issue expense and premium paid on redemption of preferred shares	-	-	(6)	-
Net discount on sale of treasury shares	-	(1)	(2)	(44)
Balance at End of Period	34,089	29,902	34,089	29,902
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	295	250	355	26
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	22	141	(10)	421
Unrealized gains on fair value through OCI equity securities arising during the period	7	-	7	-
Reclassification to earnings of (gains) during the period	(5)	(18)	(33)	(74)
Balance at End of Period	319	373	319	373
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	1,206	2,148	1,979	513
Gains (losses) on derivatives designated as cash flow hedges arising during the period	218	83	(392)	1,673
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period	(116)	(37)	(279)	8
Balance at End of Period	1,308	2,194	1,308	2,194
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	2,082	5,048	3,980	3,703
Unrealized gains (losses) on translation of net foreign operations	521	(1,180)	(1,914)	516
Unrealized gains (losses) on hedges of net foreign operations	(139)	206	398	(145)
Balance at End of Period	2,464	4,074	2,464	4,074
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	73	(438)	(638)	(383)
Gains (losses) on remeasurement of pension and other employee future benefit plans	54	(189)	765	(244)
Balance at End of Period	127	(627)	127	(627)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(400)	151	(158)	(130)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	22	(330)	(220)	(49)
Balance at End of Period	(378)	(179)	(378)	(179)
Total Accumulated Other Comprehensive Income	3,840	5,835	3,840	5,835
Total Equity	$57,696	$54,587	$57,696	$54,587
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2021

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Cash Flows from Operating Activities

Net Income	$2,275	$1,232	$5,595	$3,513
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	-	1	(1)	2
Net (gain) on securities, other than trading	(198)	(32)	(410)	(86)
Net (increase) in trading securities	(10,335)	(7,319)	(7,415)	(1,624)
Provision (recovery) for credit losses (Note 3)	(70)	1,054	146	2,521
Change in derivative instruments – (increase) decrease in derivative asset	2,648	5,863	1,779	(14,158)
– increase (decrease) in derivative liability	(5,367)	(6,918)	(1,683)	15,342
Amortization of premises and equipment	195	198	588	598
Amortization of other assets	32	48	110	152
Amortization of intangible assets	157	154	471	461
Write-down of goodwill	8	-	755	-
Net (increase) decrease in deferred income tax asset	91	(90)	212	132
Net increase (decrease) in deferred income tax liability	24	16	80	(1)
Net (increase) decrease in current income tax asset	53	90	(56)	(492)
Net increase (decrease) in current income tax liability	(43)	(19)	70	(9)
Change in accrued interest – decrease in interest receivable	67	242	267	319
– increase (decrease) in interest payable	(32)	14	(434)	(198)
Changes in other items and accruals, net	(2,233)	891	(549)	(5,623)
Net increase in deposits	17,752	19,630	45,947	85,368
Net (increase) decrease in loans	(8,222)	13,713	(19,737)	(20,574)
Net increase (decrease) in securities sold but not yet purchased	(4,243)	724	(159)	4,081
Net increase (decrease) in securities lent or sold under repurchase agreements	4,232	(3,645)	7,661	11,616
Net (increase) decrease in securities borrowed or purchased under resale agreements	(5,480)	(1,979)	2,972	(13,514)
Net increase (decrease) in securitization and structured entities’ liabilities	(1,822)	(101)	(2,591)	191
Net Cash Provided by (Used in) Operating Activities	(10,511)	23,767	33,618	68,017
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	-	(5,326)	-	(8,113)
Proceeds from issuance of covered bonds	1,837	-	1,837	4,425
Redemption/buyback of covered bonds	(1,860)	(1,371)	(4,074)	(3,868)
Proceeds from issuance of subordinated debt (Note 4)	1,000	1,250	1,000	1,250
Repayment of subordinated debt (Note 4)	(1,250)	-	(2,250)	-
Redemption of preferred shares (Note 5)	-	-	(756)	-
Net proceeds from issuance of common shares and sale of treasury shares (Note 5)	71	(15)	172	(48)
Cash dividends and distributions paid	(755)	(516)	(2,234)	(1,974)
Repayment of lease liabilities	(82)	(82)	(244)	(250)
Net Cash (Used in) Financing Activities	(1,039)	(6,060)	(6,549)	(8,578)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	300	(950)	(265)	(280)
Purchases of securities, other than trading	(14,397)	(20,449)	(38,783)	(73,897)
Maturities of securities, other than trading	7,266	5,050	21,530	12,539
Proceeds from sales of securities, other than trading	2,998	5,223	19,417	30,556
Premises and equipment – net (purchases)	(124)	(74)	(327)	(273)
Purchased and developed software – net (purchases)	(118)	(125)	(358)	(490)
Acquisitions	-	-	-	(186)
Proceeds from divestitures (Note 12)	63	-	63	-
Net Cash Provided by (Used in) Investing Activities	(4,012)	(11,325)	1,277	(32,031)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	794	(1,385)	(1,929)	379
Net increase (decrease) in Cash and Cash Equivalents	(14,768)	4,997	26,417	27,787
Cash and Cash Equivalents at Beginning of Period	98,593	71,593	57,408	48,803
Cash and Cash Equivalents at End of Period	$83,825	$76,590	$83,825	$76,590
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$1,373	$1,974	$4,679	$7,905
Income taxes paid in the period	$650	$140	$1,476	$1,732
Interest received in the period	$4,562	$5,241	$13,936	$16,988
Dividends received in the period	$415	$466	$1,255	$1,289
The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021

Notes to Consolidated Financial Statements
July 31, 2021 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2020, with the exception of changes in accounting policy described below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2020. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 24, 2021.
Changes in Accounting Policy
Interbank Offered Rate (IBOR) Reform
Effective November 1, 2020, we early adopted the IASB’s IBOR Phase 2 amendments to IFRS 9
Financial Instruments
(IFRS 9), IAS 39
Financial Instruments: Recognition and Measurement
(IAS 39), IFRS 7
Financial Instruments: Disclosures
(IFRS 7), IFRS 4
Insurance Contracts
as well as IFRS 16
Leases
. These amendments address issues that arise from implementation of IBOR reform, where IBORs will be replaced with alternative benchmark rates.
For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a direct consequence of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform.
As a result of the transition from IBORs to alternative reference rates (ARRs), certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity. The bank, both as a holder and an issuer of IBOR-based instruments, is exposed to increased financial, operational, legal and regulatory, and reputational risks as the rates transition. These risks arise principally from updating systems and processes to capture new ARRs, amending contracts or existing fallback clauses for new ARRs, managing the client transition to ARRs and the resulting impact on economic risk management, as well as updating hedge designations as the new ARRs emerge. In order to manage those risks, we have established an enterprise IBOR Transition Office (ITO) to coordinate and oversee the transition from IBORs to ARRs, with a focus on managing and mitigating internal risks as well as managing our client relationships. The ITO, sponsored and supported by senior management, is responsible for running the enterprise-wide program, covering all of BMO’s lines of business and corporate function areas. The ITO has a global mandate to ensure that we properly prepare for the discontinuation or unavailability of LIBOR and other IBORs. As part of its mandate, the ITO continues to address the bank’s industry and regulatory engagement, client and financial contract changes, internal and external communications, technology and operations modifications, introduction of new products, migration of existing clients, program strategy, and governance and evaluate financial reporting impacts, including for hedge accounting. In addition, the ITO continues to monitor the development and usage of ARRs across the industry, including the Alternative Reference Rate Committee’s formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) Term Rates. As the market continues to develop we have begun to add
ARR-based
products to our suite of offerings.
We adhered to the International Swaps and Derivatives Association Fallbacks Protocol (ISDA Protocol), which took effect on January 25, 2021. The ISDA Protocol provides specific fallbacks depending on whether the relevant IBOR (for example, USD LIBOR or GBP LIBOR) has been permanently discontinued or is temporarily unavailable. It provides an efficient amendment mechanism for mutually adhering counterparties to incorporate these fallback provisions into legacy derivative contracts. Also, we continue to incorporate contractual fallback provisions in new IBOR based cash products in order to ensure there is an alternative benchmark rate at the time of the relevant IBOR cessation.

BMO Financial Group Third Quarter Report 2021

The table below presents quantitative information for financial instruments that referenced certain IBORs as at November 1, 2020, the date of adoption for Phase 2 relief, and were either due to mature after December 31, 2021 or demand facilities that will be subject to remediation to amend the benchmark interest rate. Our GBP LIBOR and other LIBOR exposures have not materially changed since November 1, 2020.

(Canadian $ in millions)			November 1, 2020
	USD LIBOR	GBP LIBOR	Other (1)
Non-derivative assets (2)	100,521	868	1,225
Non-derivative liabilities (2)	7,435	692	-
Derivative notional amounts (3)(4)	1,570,534	20,972	6,702
Authorized and committed loan commitments (5)(6)	68,449	194	23,633

(1)	Includes CHF LIBOR, EONIA and JPY LIBOR.
(2)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(3)
Notionals represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(4)
Includes certain cross-currency swap positions where both the pay and receive leg currently reference an IBOR. For those derivatives, the table above includes the notional for both the pay and receive legs in the relevant columns aligning with the IBOR exposure.

(5)
Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(6)
Other includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing interbank offered rates for the foreign currency, including those that are in scope of IBOR reform.

Financial instruments that reference rates in multi-rate jurisdictions, including the Canadian Dollar Offered Rate (CDOR), the EURO Interbank Offered Rate and Australian Bank Bill Swap Rate, are excluded from the table above. In the case of CDOR, financial instruments indexed to
6-month
and
12-month
CDOR tenors were discontinued on May 17, 2021, while other tenors of CDOR will continue as a benchmark rate. As at November 1, 2020, we did not hold any material positions in either of these CDOR tenors.
On March 5, 2021, the Financial Conduct Authority (FCA) confirmed that LIBOR settings will cease to be provided by any administrator immediately after December 31, 2021 for all sterling, euro, Swiss franc and Japanese yen settings as well as the
1-week
and
2-month
USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided immediately after June 30, 2023. The announcement followed the completion of the ICE Benchmark Administration consultation regarding the process and timing for the orderly wind-down of LIBOR contracts. US prudential regulators have issued supervisory guidance that the extension of these certain USD LIBOR settings to June 30, 2023 applies only to legacy contracts; new issuances of LIBOR-based instruments must cease by December 31, 2021. The ITO has adjusted all impacted project plans to align with these extended timelines.
As a result of extending the cessation date of certain USD LIBOR settings, more contracts will expire prior to cessation and therefore the number and value of contracts that will be subject to remediation efforts has reduced. The following table presents the value of financial instruments impacted by the FCA extension as at April 30, 2023 as presented in our second quarter financial statements, that is, ones that reference USD LIBOR (with the exception of the 1 week and
2-month
settings) and either mature after June 30, 2023 or are demand facilities with no maturity date.

(Canadian $ in millions)	April 30, 2021
USD LIBOR
Non-derivative assets (1)	75,455
Non-derivative liabilities (1)	2,933
Derivative notional amounts (2)	1,112,747
Authorized and committed loan commitments (3)(4)	45,794

(1)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(2)
Notionals represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(3)
Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(4)
Excludes $8,746 million of loan commitments where the customer’s option to draw in another currency impacted by IBOR reform is limited to USD. Any amounts drawn under the option will be subject to USD LIBOR, which will be impacted by the June 30, 2023 cessation date.

Changes in our exposures during the third quarter ended July 31, 2021, did not result in significant changes to the risks arising from transition since we previously disclosed our IBOR exposures. In the normal course of business, our exposures may continue to fluctuate with no significant impact expected to our IBOR conversion plans.
Conceptual Framework
Effective November 1, 2020, we adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.

BMO Financial Group Third Quarter Report 2021

The extent to which the
COVID-19
pandemic impacts BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors will depend on future developments. Such developments are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by third parties, governments, and governmental and regulatory authorities, which could vary by country and region. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2021.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2020, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
Additional information regarding the allowance for credit losses is included in Note 3.
Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $14,239 million ($13,568 million as at October 31, 2020) are comprised of $2,788 million mandatorily measured at fair value and $11,451 million investment securities held by insurance subsidiaries designated at fair value ($2,420 million and $11,148 million, respectively, as at October 31, 2020).
Our fair value through other comprehensive income (FVOCI) securities totalling $64,553 million ($73,407 million as at October 31, 2020), are net of an allowance for credit losses of $3 million ($4 million as at October 31, 2020).
Amortized cost securities totalling $48,727 million ($48,466 million as at October 31, 2020), are net of an allowance for credit losses of $1 million ($1 million as at October 31, 2020).
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	July 31, 2021				October 31, 2020
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	14,503	124	17	14,610	22,240	211	1	22,450
Canadian provincial and municipal governments	2,630	45	1	2,674	4,628	119	-	4,747
U.S. federal government	20,183	590	77	20,696	16,881	844	31	17,694
U.S. states, municipalities and agencies	4,296	117	1	4,412	5,132	147	3	5,276
Other governments	6,520	88	11	6,597	7,222	168	9	7,381
National Housing Act (NHA) mortgage-backed securities (MBS)	1,287	13	1	1,299	1,583	46	-	1,629
U.S. agency MBS and collateralized mortgage obligations (CMO)	11,323	242	11	11,554	10,600	307	4	10,903
Corporate debt	2,561	43	6	2,598	3,153	91	10	3,234
Corporate equity	101	12	-	113	90	3	-	93
Total	63,404	1,274	125	64,553	71,529	1,936	58	73,407
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
FVOCI - Debt	114	185	366	823
Amortized cost	101	144	309	455
Total	215	329	675	1,278

BMO Financial Group Third Quarter Report 2021

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2021 and October 31, 2020. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	July 31, 2021				October 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	2	-	-	2	1	-	-	1
Very low	91,813	417	-	92,230	79,295	429	-	79,724
Low	22,578	2,605	-	25,183	24,490	2,481	-	26,971
Medium	11,544	3,475	-	15,019	11,560	6,461	-	18,021
High	112	303	-	415	172	446	-	618
Not rated	1,088	53	-	1,141	1,132	148	-	1,280
Impaired	-	-	384	384	-	-	409	409
Allowance for credit losses	51	37	13	101	51	75	16	142
Carrying amount	127,086	6,816	371	134,273	116,599	9,890	393	126,882
Loans: Consumer instalment and other personal
Exceptionally low	1,468	28	-	1,496	1,550	31	-	1,581
Very low	29,735	28	-	29,763	26,645	37	-	26,682
Low	23,142	505	-	23,647	20,935	585	-	21,520
Medium	10,953	3,769	-	14,722	10,324	4,334	-	14,658
High	465	1,288	-	1,753	429	1,470	-	1,899
Not rated	3,363	49	-	3,412	3,372	96	-	3,468
Impaired	-	-	299	299	-	-	340	340
Allowance for credit losses	127	362	98	587	134	429	105	668
Carrying amount	68,999	5,305	201	74,505	63,121	6,124	235	69,480
Loans: Credit cards (1)
Exceptionally low	2,468	-	-	2,468	2,252	-	-	2,252
Very low	412	1	-	413	1,106	15	-	1,121
Low	1,636	136	-	1,772	899	148	-	1,047
Medium	1,649	725	-	2,374	1,611	899	-	2,510
High	60	297	-	357	58	377	-	435
Not rated	482	-	-	482	524	-	-	524
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	60	233	-	293	61	272	-	333
Carrying amount	6,647	926	-	7,573	6,389	1,167	-	7,556
Loans: Business and government (2)
Acceptable
Investment grade	146,024	1,515	-	147,539	129,100	3,242	-	132,342
Sub-investment grade	82,986	16,173	-	99,159	85,197	30,106	-	115,303
Watchlist	-	6,926	-	6,926	-	8,621	-	8,621
Impaired	-	-	1,747	1,747	-	-	2,889	2,889
Allowance for credit losses	584	832	427	1,843	510	1,044	606	2,160
Carrying amount	228,426	23,782	1,320	253,528	213,787	40,925	2,283	256,995
Commitments and financial guarantee contracts
Acceptable
Investment grade	148,061	1,024	-	149,085	138,141	1,628	-	139,769
Sub-investment grade	44,769	10,139	-	54,908	41,650	20,421	-	62,071
Watchlist	-	2,979	-	2,979	-	4,861	-	4,861
Impaired	-	-	792	792	-	-	1,261	1,261
Allowance for credit losses	209	191	24	424	211	288	12	511
Carrying amount (3)(4)	192,621	13,951	768	207,340	179,580	26,622	1,249	207,451

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,248 million at July 31, 2021 ($3,814 million as at October 31, 2020) of which $2,824 million ($3,303 million as at October 31, 2020) was recorded in loans and $424 million ($511 million as at October 31, 2020) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group Third Quarter Report 2021

The following tables show the continuity in the loss allowance by product type for the three and nine months ended July 31, 2021 and July 31, 2020. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, and changes in economic forecasts and credit quality. Model changes includes new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	60	53	22	135	29	37	27	93
Transfer to Stage 1	14	(13)	(1)	-	8	(7)	(1)	-
Transfer to Stage 2	(1)	3	(2)	-	(1)	4	(3)	-
Transfer to Stage 3	-	(2)	2	-	-	(1)	1	-
Net remeasurement of loss allowance	(35)	-	3	(32)	27	30	10	67
Loan originations	15	-	-	15	4	-	-	4
Derecognitions and maturities	(2)	(3)	-	(5)	-	(2)	-	(2)
Model changes	-	-	-	-	(1)	(3)	-	(4)
Total Provision for Credit Losses (PCL) (1)	(9)	(15)	2	(22)	37	21	7	65
Write-offs (2)	-	-	(3)	(3)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	4	4	-	-	2	2
Foreign exchange and other	-	-	(3)	(3)	(1)	-	(6)	(7)
Balance as at end of period	51	38	22	111	65	58	27	150
Loans: Consumer instalment and other personal
Balance as at beginning of period	141	401	101	643	116	407	125	648
Transfer to Stage 1	58	(56)	(2)	-	59	(57)	(2)	-
Transfer to Stage 2	(5)	16	(11)	-	(10)	21	(11)	-
Transfer to Stage 3	(3)	(24)	27	-	(1)	(27)	28	-
Net remeasurement of loss allowance	(64)	60	18	14	(50)	103	56	109
Loan originations	23	-	-	23	9	-	-	9
Derecognitions and maturities	(8)	(13)	-	(21)	(4)	(9)	-	(13)
Model changes	-	-	-	-	11	8	-	19
Total PCL (1)	1	(17)	32	16	14	39	71	124
Write-offs (2)	-	-	(55)	(55)	-	-	(81)	(81)
Recoveries of previous write-offs	-	-	24	24	-	-	22	22
Foreign exchange and other	-	2	(4)	(2)	(3)	(3)	(10)	(16)
Balance as at end of period	142	386	98	626	127	443	127	697
Loans: Credit cards
Balance as at beginning of period	106	284	-	390	115	319	-	434
Transfer to Stage 1	42	(42)	-	-	50	(50)	-	-
Transfer to Stage 2	(6)	6	-	-	(9)	9	-	-
Transfer to Stage 3	-	(47)	47	-	-	(48)	48	-
Net remeasurement of loss allowance	(39)	84	2	47	(44)	105	20	81
Loan originations	11	-	-	11	5	-	-	5
Derecognitions and maturities	(3)	(7)	-	(10)	(1)	(7)	-	(8)
Model changes	-	-	-	-	(1)	(10)	-	(11)
Total PCL (1)	5	(6)	49	48	-	(1)	68	67
Write-offs (2)	-	-	(70)	(70)	-	-	(80)	(80)
Recoveries of previous write-offs	-	-	26	26	-	-	19	19
Foreign exchange and other	(1)	(1)	(5)	(7)	(3)	(1)	(7)	(11)
Balance as at end of period	110	277	-	387	112	317	-	429
Loans: Business and government
Balance as at beginning of period	689	1,075	541	2,305	580	795	586	1,961
Transfer to Stage 1	114	(113)	(1)	-	45	(45)	-	-
Transfer to Stage 2	(23)	63	(40)	-	(65)	66	(1)	-
Transfer to Stage 3	-	(17)	17	-	(4)	(163)	167	-
Net remeasurement of loss allowance	(112)	13	12	(87)	145	510	134	789
Loan originations	87	-	-	87	53	-	-	53
Derecognitions and maturities	(36)	(72)	-	(108)	(21)	(36)	-	(57)
Model changes	-	-	-	-	(7)	(4)	-	(11)
Total PCL (1)	30	(126)	(12)	(108)	146	328	300	774
Write-offs (2)	-	-	(101)	(101)	-	-	(300)	(300)
Recoveries of previous write-offs	-	-	13	13	-	-	37	37
Foreign exchange and other	9	5	1	15	(5)	10	(46)	(41)
Balance as at end of period	728	954	442	2,124	721	1,133	577	2,431
Total as at end of period	1,031	1,655	562	3,248	1,025	1,951	731	3,707
Comprised of: Loans	822	1,464	538	2,824	813	1,719	719	3,251
Other credit instruments (3)	209	191	24	424	212	232	12	456

(1)	Excludes PCL on other assets of $(4) million for the three months ended July 31, 2021 ($24 million for the three months ended July 31, 2020).
(2)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2021

(Canadian $ in millions)
For the nine months ended	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	51	75	26	152	15	33	38	86
Transfer to Stage 1	48	(39)	(9)	-	19	(17)	(2)	-
Transfer to Stage 2	(3)	20	(17)	-	(2)	7	(5)	-
Transfer to Stage 3	-	(11)	11	-	-	(4)	4	-
Net remeasurement of loss allowance	(68)	5	29	(34)	29	47	17	93
Loan originations	28	-	-	28	8	-	-	8
Derecognitions and maturities	(5)	(10)	-	(15)	(1)	(4)	-	(5)
Model changes	-	-	-	-	(3)	(5)	-	(8)
Total PCL (1)	-	(35)	14	(21)	50	24	14	88
Write-offs (2)	-	-	(9)	(9)	-	-	(9)	(9)
Recoveries of previous write-offs	-	-	8	8	-	-	6	6
Foreign exchange and other	-	(2)	(17)	(19)	-	1	(22)	(21)
Balance as at end of period	51	38	22	111	65	58	27	150
Loans: Consumer instalment and other personal
Balance as at beginning of period	148	454	105	707	89	333	136	558
Transfer to Stage 1	175	(168)	(7)	-	138	(131)	(7)	-
Transfer to Stage 2	(21)	50	(29)	-	(20)	66	(46)	-
Transfer to Stage 3	(6)	(76)	82	-	(3)	(79)	82	-
Net remeasurement of loss allowance	(197)	169	77	49	(112)	247	162	297
Loan originations	66	-	-	66	32	-	-	32
Derecognitions and maturities	(21)	(37)	-	(58)	(12)	(27)	-	(39)
Model changes	-	-	-	-	16	33	-	49
Total PCL (1)	(4)	(62)	123	57	39	109	191	339
Write-offs (2)	-	-	(184)	(184)	-	-	(248)	(248)
Recoveries of previous write-offs	-	-	70	70	-	-	64	64
Foreign exchange and other	(2)	(6)	(16)	(24)	(1)	1	(16)	(16)
Balance as at end of period	142	386	98	626	127	443	127	697
Loans: Credit cards
Balance as at beginning of period	110	321	-	431	80	225	-	305
Transfer to Stage 1	141	(141)	-	-	107	(107)	-	-
Transfer to Stage 2	(21)	21	-	-	(25)	25	-	-
Transfer to Stage 3	(1)	(134)	135	-	(1)	(129)	130	-
Net remeasurement of loss allowance	(139)	234	22	117	(57)	332	68	343
Loan originations	28	-	-	28	13	-	-	13
Derecognitions and maturities	(6)	(22)	-	(28)	(3)	(19)	-	(22)
Model changes	-	-	-	-	(1)	(10)	-	(11)
Total PCL (1)	2	(42)	157	117	33	92	198	323
Write-offs (2)	-	-	(212)	(212)	-	-	(257)	(257)
Recoveries of previous write-offs	-	-	73	73	-	-	66	66
Foreign exchange and other	(2)	(2)	(18)	(22)	(1)	-	(7)	(8)
Balance as at end of period	110	277	-	387	112	317	-	429
Loans: Business and government
Balance as at beginning of period	658	1,258	608	2,524	338	496	311	1,145
Transfer to Stage 1	385	(380)	(5)	-	109	(102)	(7)	-
Transfer to Stage 2	(86)	138	(52)	-	(118)	121	(3)	-
Transfer to Stage 3	(2)	(83)	85	-	(6)	(226)	232	-
Net remeasurement of loss allowance	(327)	268	119	60	321	883	558	1,762
Loan originations	232	-	-	232	153	-	-	153
Derecognitions and maturities	(102)	(165)	-	(267)	(63)	(86)	-	(149)
Model changes	(5)	(19)	-	(24)	(30)	8	-	(22)
Total PCL (1)	95	(241)	147	1	366	598	780	1,744
Write-offs (2)	-	-	(285)	(285)	-	-	(516)	(516)
Recoveries of previous write-offs	-	-	40	40	-	-	60	60
Foreign exchange and other	(25)	(63)	(68)	(156)	17	39	(58)	(2)
Balance as at end of period	728	954	442	2,124	721	1,133	577	2,431
Total as at end of period	1,031	1,655	562	3,248	1,025	1,951	731	3,707
Comprised of: Loans	822	1,464	538	2,824	813	1,719	719	3,251
Other credit instruments (3)	209	191	24	424	212	232	12	456

(1)	Excludes PCL on other assets of $(8) million for the nine months ended July 31, 2021 ($27 million for the nine months ended July 31, 2020).
(2)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2021

Loans and allowance for credit losses by geographic region as at July 31, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)	July 31, 2021				October 31, 2020
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net a mount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net a mount
By geographic region (1):
Canada	293,558	352	1,269	291,937	276,975	303	1,323	275,349
United States	156,332	186	996	155,150	161,725	410	1,225	160,090
Other countries	8,550	-	21	8,529	12,023	14	28	11,981
Total	458,440	538	2,286	455,616	450,723	727	2,576	447,420

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $24 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
(3)	Excludes allowance for credit losses on performing loans of $400 million for other credit instruments, which is included in other liabilities ($499 million as at October 31, 2020).
 Certain comparative figures have been reclassified to conform with the current period’s presentation.
Impaired (Stage 3) loans, including the related allowances, as at July 31, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)			July 31, 2021			October 31, 2020
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	384	13	371	409	16	393
Consumer instalment and other personal	299	98	201	340	105	235
Business and government (1)	1,747	427	1,320	2,889	606	2,283
Total	2,430	538	1,892	3,638	727	2,911
By geographic region (2):
Canada	1,207	352	855	1,343	303	1,040
United States	1,223	186	1,037	2,211	410	1,801
Other countries	-	-	-	84	14	70
Total	2,430	538	1,892	3,638	727	2,911

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $24 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at July 31, 2021 and October 31, 2020. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	July 31, 2021			October 31, 2020
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	341	16	357	543	43	586
Credit card, consumer instalment and other personal	317	64	381	345	65	410
Business and government	219	32	251	330	22	352
Total	877	112	989	1,218	130	1,348
 Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $42 million and $53 million as at July 31, 2021 and October 31, 2020, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the
COVID-19
pandemic.
As at July 31, 2021, our base case scenario depicts a stronger economic forecast in both Canada and the U.S. In Canada, annual real GDP growth averages 7.3% over the next 12 months and 3.9% over the following 12 months. The U.S. economy follows a similar trajectory, but with a higher level of growth compared to Canada, given a larger policy stimulus and an initially faster vaccine rollout. Our base case economic forecast as at October 31, 2020 depicted moderate economic growth in both Canada and the U.S. over the near-term projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,850 million as at July 31, 2021 ($2,375 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,686 million ($3,075 million as at October 31, 2020).

BMO Financial Group Third Quarter Report 2021

As at July 31, 2021, the adverse case economic scenario depicts de minimis annual average real GDP growth in both Canada and the U.S. over the next 12 months, with both contracting at a rate of 1.1% in the following 12 months as shown in the table below. The adverse case scenario assumes a sustained and large increase in
COVID-19
infections, accompanied by renewed restrictions on a broad range of activities leading to a decline in consumer and business confidence. The adverse case as at October 31, 2020 depicted a less severe economic contraction in Canada and the United States compared with the adverse case as at July 31, 2021 as real GDP in Canada and the U.S. contracted about 3% over several quarters instead of 5%. However, due to the different time periods, the yearly growth rates of real GDP were weaker as at October 31, 2020 compared to July 31, 2021. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,225 million as at July 31, 2021 ($4,875 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,686 million ($3,075 million as at October 31, 2020).
When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index, corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the continued level of uncertainty in the forward-looking information due to the impact of
COVID-19,
the disclosures have been provided as an update to the information in Note 4 of our annual consolidated financial statements for the year ended October 31, 2020. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we use regional variables in our underlying models where appropriate.

	As at July 31, 2021						As at October 31, 2020
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months
Real GDP growth rates (1)
Canada	9.6%	5.5%	7.3%	3.9%	0.7%	(1.1)%	3.7%	6.4%	1.8%	4.2%	(4.4)%	(1.1)%
United States	10.9%	4.6%	8.7%	3.3%	0.1%	(1.1)%	1.6%	6.0%	(0.4)%	4.0%	(5.1)%	(1.2)%
Corporate BBB 10-year spread
Canada	1.5%	1.9%	1.9%	2.2%	3.6%	4.4%	1.8%	1.9%	2.2%	2.2%	3.6%	4.5%
United States	1.0%	1.2%	1.3%	1.6%	4.2%	4.5%	1.7%	1.7%	2.0%	2.0%	3.9%	4.1%
Unemployment rates
Canada	5.9%	4.8%	7.1%	5.8%	11.2%	13.1%	7.4%	6.1%	8.9%	7.5%	12.7%	13.9%
United States	4.3%	3.2%	4.9%	3.7%	9.1%	11.6%	6.4%	4.8%	8.0%	6.0%	11.5%	12.8%
Housing Price Index (1)
Canada (2)	24.0%	10.9%	20.9%	6.0%	(8.6)%	(18.0)%	10.3%	7.7%	7.2%	2.8%	(1.2)%	(8.7)%
United States (3)	13.8%	7.0%	11.5%	4.5%	(7.4)%	(15.5)%	4.6%	4.5%	2.4%	2.1%	(2.4)%	(6.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,925 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,686 million ($3,075 million as at October 31, 2020).

BMO Financial Group Third Quarter Report 2021

Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	July 31, 2021	October 31, 2020	July 31, 2021	October 31, 2020	July 31, 2021	October 31, 2020	July 31, 2021	October 31, 2020	July 31, 2021	October 31, 2020
Deposits by:
Banks (1)	5,830	3,594	1,998	2,460	769	1,231	20,630	31,540	29,227	38,825
Business and government	50,810	44,111	50,659	44,258	144,468	124,813	188,817	187,497	434,754	400,679
Individuals	4,934	4,661	35,927	30,369	117,314	111,905	58,397	72,595	216,572	219,530
Total (2) (3)	61,574	52,366	88,584	77,087	262,551	237,949	267,844	291,632	680,553	659,034
Booked in:
Canada	52,667	41,855	79,560	67,873	126,999	112,543	163,465	185,655	422,691	407,926
United States	8,594	8,818	8,959	9,170	134,231	124,129	75,851	78,175	227,635	220,292
Other countries	313	1,693	65	44	1,321	1,277	28,528	27,802	30,227	30,816
Total	61,574	52,366	88,584	77,087	262,551	237,949	267,844	291,632	680,553	659,034

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metals deposits designated at FVTPL (Note 6).
(3)
Included in deposits as at July 31, 2021 and October 31, 2020 are $340,368 million and $322,951 million, respectively, of deposits denominated in U.S. dollars, and $28,815 million and $32,254 million, respectively, of deposits denominated in other foreign currencies.

(4)
Includes $31,727 million of senior unsecured debt as at July 31, 2021 subject to the Bank Recapitalization
(Bail-In)
regime ($25,651 million as at October 31, 2020). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)
Deposits totalling $21,108 million as at July 31, 2021 ($27,353 million as at October 31, 2020) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them as payable on a fixed date.

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at July 31, 2021	140,159	71,589	28,526	240,274
As at October 31, 2020	158,475	72,186	27,799	258,460
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at July 31, 2021	22,423	13,274	23,840	80,622	140,159
As at October 31, 2020	18,081	29,679	28,109	82,606	158,475
Subordinated Debt
On July 22, 2021, we issued $1,000 million of 1.928% non-viability contingent capital (NVCC) subordinated notes under our Canadian Medium-Term Note Program. The Series K Medium-Term Notes are due July 22, 2031. The notes reset to a floating rate on July 22, 2026.
On June 1, 2021, we redeemed all of our $1,250 million 3.32% Series I Medium-Term Notes First Tranche (NVCC), at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.
On December 8, 2020, we redeemed all of our outstanding $1,000 million, Series H Medium-Term Notes Second Tranche (NVCC), at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

BMO Financial Group Third Quarter Report 2021

Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	July 31, 2021		October 31, 2020
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	-	-	6,000,000	150	Not convertible	(8)
Class B – Series 36	-	-	600,000	600	Class B - Series 37	(8)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		3,940		4,690
Other Equity Instruments 4.8% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)		1,250		1,250	Common shares	(3)(4)
Other Equity Instruments		1,908		1,908
Preferred Shares and Other Equity Instruments		5,848		6,598
Common Shares (5) (6) (7)	648,094,938	13,609	645,889,396	13,430

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2020.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48, the LRCNs (see (4) below) to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including Preferred Shares Series 48, and AT1 Note is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Share Series 48.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,077,912 common shares as at July 31, 2021 (6,446,110 common shares as at October 31, 2020).
(6)
During the three and nine months ended July 31, 2021, we did not issue common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 503,580 and 1,330,160 common shares, respectively, under the Stock Option Plan.

(7)	Common shares are net of 222,652 treasury shares as at July 31, 2021 (652,730 treasury shares as at October 31, 2020).
(8)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.

BMO Financial Group Third Quarter Report 2021

Other Equity Instruments
The bank’s US$500 million (CAD $658 million) 4.8% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCNs) are classified as equity and form part of our additional
Tier 1 non-viability contingent capital.
 Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On July 16, 2021, we announced our intention to redeem all of our 9,425,607 outstanding Non-Cumulative 5 Year Rate Reset Class B Preferred Shares, Series 25 for an aggregate total of approximately $236 million and all of our 2,174,393 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 for an aggregate total of approximately $54 million on August 25, 2021.
On November 25, 2020, we redeemed all of our 6 million issued and outstanding
Non-Cumulative
Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.
Normal Course Issuer Bid
Our previous normal course issuer bid (NCIB) expired on June 2, 2020. Our plan, subject to approval of OSFI and the Toronto Stock Exchange, was to establish a new NCIB over a
12-month
period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s announcement on March 13, 2020 that all share buybacks by federally regulated financial institutions should be halted for the time being, and we did not renew our NCIB. We expect to proceed with the new NCIB following an announcement from OSFI that the restriction is no longer in effect.
Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan are purchased on the open market without a discount.

BMO Financial Group Third Quarter Report 2021

Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2020 for further discussion on the determination of fair value.

(Canadian $ in millions)		July 31, 2021	October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	48,727	49,105	48,466	49,009
Loans (1)
Residential mortgages	134,273	134,914	126,882	128,815
Consumer instalment and other personal	74,505	74,945	69,480	70,192
Credit cards	7,573	7,573	7,556	7,556
Business and government (2)	232,459	233,753	238,239	239,929
	448,810	451,185	442,157	446,492

Deposits (3)	658,175	659,636	640,961	643,156
Securitization and structured entities’ liabilities (4)	23,298	23,709	26,889	27,506
Subordinated debt	6,973	7,275	8,416	8,727
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value is net of allowances for credit losses.
(2)
Excludes $6,738 million of loans classified as FVTPL and $140 million of loans classified as FVOCI as at July 31, 2021, respectively ($5,306 million and $51 million, respectively, as at October 31, 2020).

(3)	Excludes $22,085 million of structured note liabilities ($18,073 million as at October 31, 2020) and $293 million of metals deposits ($nil as at October 31, 2020) designated at FVTPL.
(4)	Excludes $629 million of securitization and structured entities’ liabilities classified at FVTPL ($nil as at October 31, 2020).
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Third Quarter Report 2021

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)	July 31, 2021						October 31, 2020
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	5,031	1,264	-	6,295	6,529	4,371	-	10,900
Canadian provincial and municipal governments	3,368	2,863	-	6,231	1,868	6,467	-	8,335
U.S. federal government	5,581	2,581	-	8,162	5,702	2,716	-	8,418
U.S. states, municipalities and agencies	30	264	-	294	16	487	-	503
Other governments	1,152	404	-	1,556	1,021	1,495	-	2,516
NHA MBS, U.S. agency MBS and CMO	-	13,282	794	14,076	7	11,487	803	12,297
Corporate debt	2,711	6,747	2	9,460	3,767	7,274	-	11,041
Trading loans	-	194	-	194	-	67	-	67
Corporate equity	55,901	-	-	55,901	43,757	-	-	43,757
	73,774	27,599	796	102,169	62,667	34,364	803	97,834
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	781	221	-	1,002	452	149	-	601
Canadian provincial and municipal governments	469	885	-	1,354	180	1,249	-	1,429
U.S. federal government	1	48	-	49	-	44	-	44
Other governments	-	93	-	93	-	94	-	94
NHA MBS, U.S. agency MBS and CMO	-	11	-	11	-	3	-	3
Corporate debt	141	7,611	-	7,752	70	7,827	-	7,897
Corporate equity	1,690	12	2,276	3,978	1,587	10	1,903	3,500
	3,082	8,881	2,276	14,239	2,289	9,376	1,903	13,568
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	13,627	983	-	14,610	20,765	1,685	-	22,450
Canadian provincial and municipal governments	1,655	1,019	-	2,674	2,604	2,143	-	4,747
U.S. federal government	17,166	3,529	-	20,695	14,852	2,842	-	17,694
U.S. states, municipalities and agencies	93	4,318	1	4,412	8	5,267	1	5,276
Other governments	3,126	3,471	-	6,597	3,643	3,738	-	7,381
NHA MBS, U.S. agency MBS and CMO	-	12,853	-	12,853	-	12,532	-	12,532
Corporate debt	654	1,945	-	2,599	792	2,442	-	3,234
Corporate equity	-	-	113	113	-	-	93	93
	36,321	28,118	114	64,553	42,664	30,649	94	73,407
Business and government loans	-	4,573	2,305	6,878	-	3,412	1,945	5,357
Other Assets (1)	3,274	85	-	3,359	5,328	117	-	5,445
Fair Value Liabilities
Securities sold but not yet purchased	21,383	7,114	-	28,497	19,740	9,636	-	29,376
Structured note liabilities (2)	-	22,085	-	22,085	-	18,073	-	18,073
Other liabilities (3)	-	2,087	13	2,100	-	1,285	-	1,285
	21,383	31,286	13	52,682	19,740	28,994	-	48,734
Derivative Assets
Interest rate contracts	12	10,213	-	10,225	13	14,916	-	14,929
Foreign exchange contracts	3	15,667	-	15,670	1	10,825	-	10,826
Commodity contracts	352	5,582	-	5,934	123	2,465	-	2,588
Equity contracts	965	3,534	-	4,499	750	7,711	-	8,461
Credit default swaps	-	3	-	3	-	11	-	11
	1,332	34,999	-	36,331	887	35,928	-	36,815
Derivative Liabilities
Interest rate contracts	6	7,761	-	7,767	22	10,871	-	10,893
Foreign exchange contracts	11	11,998	-	12,009	3	10,609	-	10,612
Commodity contracts	638	1,042	-	1,680	350	1,983	-	2,333
Equity contracts	565	7,140	-	7,705	456	6,067	-	6,523
Credit default swaps	-	2	4	6	-	10	4	14
	1,220	27,943	4	29,167	831	29,540	4	30,375

(1)	Other assets include precious metals and certain receivables measured at fair value included in other assets, other, in our Consolidated Balance Sheet.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)
Other liabilities include investment contract liabilities in our insurance business, certain payables and metals deposits that have been designated at FVTPL, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at July 31, 2021 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	2,276	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	6	16
Loans (3)	Business and government loans	2,305	Discounted cash flows	Discount margin	50bps	144bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	794	Discounted cash flows	Prepayment rate	4%	38%
			Market Comparable	Comparability Adjustment (4)	(4.64)	4.53

(1)
The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Included in private equity is $457 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at July 31, 2021 ($487 million as at October 31, 2020), which approximates fair value, and are held to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $4 million as at July 31, 2021 ($3 million as at October 31, 2020).
(4)	Range of input values represents price per security adjustment.
na	- not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following table presents significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2021 and July 31, 2020.

(Canadian $ in millions)
For the three months ended		July 31, 2021		July 31, 2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	639	1,473	994	2,682
FVTPL Securities	153	403	19	241
FVOCI Securities	1,016	1,917	1,768	4,294
Securities sold but not yet purchased	197	648	681	2,067

(Canadian $ in millions)
For the nine months ended		July 31, 2021		July 31, 2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	4,067	11,009	5,761	3,952
FVTPL Securities	361	804	518	302
FVOCI Securities	6,856	10,890	9,032	7,012
Securities sold but not yet purchased	1,198	5,905	4,432	2,982

BMO Financial Group Third Quarter Report 2021

Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and nine months ended July 31, 2021 and July 31, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value
For the three months ended July 31, 2021 (Canadian $ in millions)	Balance April 30, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	702	(78)	11	441	(255)	-	35	(62)	794	5
Corporate debt	3	-	-	-	(1)	-	-	-	2	-
Total trading securities	705	(78)	11	441	(256)	-	35	(62)	796	5
FVTPL Securities
Corporate equity	2,048	158	20	175	(106)	-	-	(19)	2,276	149
Total FVTPL securities	2,048	158	20	175	(106)	-	-	(19)	2,276	149
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	100	-	9	4	-	-	-	-	113	na
Total FVOCI securities	101	-	9	4	-	-	-	-	114	na
Business and government loans	2,841	-	45	113	-	(694)	-	-	2,305	-
Other Liabilities	-	-	-	-	-	-	13	-	13	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

		Change in fair value
For the nine months ended July 31, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(172)	(50)	1,206	(938)	-	106	(161)	794	24
Corporate debt	-	-	-	3	(1)	-	-	-	2	-
Total trading securities	803	(172)	(50)	1,209	(939)	-	106	(161)	796	24
FVTPL Securities
Corporate equity	1,903	217	(81)	453	(193)	(4)	-	(19)	2,276	262
Total FVTPL	1,903	217	(81)	453	(193)	(4)	-	(19)	2,276	262
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	93	-	9	11	-	-	-	-	113	na
Total FVOCI securities	94	-	9	11	-	-	-	-	114	na
Business and government loans	1,945	-	(150)	1,812	-	(1,302)	-	-	2,305	-
Other Liabilities	-	-	-	-	-	-	13	-	13	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2021 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

na – not applicable

BMO Financial Group Third Quarter Report 2021

		Change in fair value
For the three months ended July 31, 2020 (Canadian $ in millions)	Balance April 30, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	487	(115)	(18)	362	(151)	-	41	(22)	584	(74)
Corporate debt	48	10	(2)	-	(56)	-	-	-	-	-
Total trading securities	535	(105)	(20)	362	(207)	-	41	(22)	584	(74)
FVTPL Securities
Corporate equity	2,062	(23)	(57)	58	(233)	-	-	-	1,807	2
Total FVTPL	2,062	(23)	(57)	58	(233)	-	-	-	1,807	2
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	83	-	-	4	-	-	-	-	87	na
Total FVOCI securities	84	-	-	4	-	-	-	-	88	na
Business and government loans	2,028	-	95	765	-	(685)	-	-	2,203	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	(1)	3	-
Total derivative liabilities	4	-	-	-	-	-	-	(1)	3	-

		Change in fair value
For the nine months ended July 31, 2020 (Canadian $ in millions)	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(245)	12	811	(540)	-	202	(194)	584	(158)
Corporate debt	7	10	(2)	50	(68)	-	3	-	-	(1)
Total trading securities	545	(235)	10	861	(608)	-	205	(194)	584	(159)
FVTPL Securities
Corporate equity	1,984	(27)	23	244	(418)	-	1	-	1,807	7
Total FVTPL	1,984	(27)	23	244	(418)	-	1	-	1,807	7
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	81	-	-	6	-	-	-	-	87	na
Total FVOCI securities	82	-	-	6	-	-	-	-	88	na
Business and government loans	1,736	(3)	183	1,705	-	(1,418)	-	-	2,203	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Credit default swaps	1	-	-	-	-	-	3	(1)	3	-
Total derivative liabilities	1	-	-	-	-	-	3	(1)	3	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2020 are included in earnings for the period.
  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

na – not applicable

BMO Financial Group Third Quarter Report 2021

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at July 31, 2021, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 1.0% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
As announced by OSFI in June 2021, the DSB will be set at 2.5% effective October 31, 2021. Our capital position as at July 31, 2021 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital Measures, Risk-Weighted Assets and Leverage Exposures

(Canadian $ in millions, except as noted)	July 31, 2021	October 31, 2020
Common Equity Tier 1 (CET1) Capital	43,349	40,077
Tier 1 Capital	48,826	45,840
Total Capital	56,203	54,661
Risk-Weighted Assets	322,529	336,607
Leverage Exposures	969,824	953,640
CET 1 Capital Ratio	13.4%	11.9%
Tier 1 Capital Ratio	15.1%	13.6%
Total Capital Ratio	17.4%	16.2%
Leverage Ratio	5.0%	4.8%
Note 8: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended July 31, 2021 and 2020. During the nine months ended July 31, 2021, we granted a total of 984,943 stock options (976,087 stock options during the nine months ended July 31, 2020). The weighted-average fair value of options granted during the nine months ended July 31, 2021 was $10.75 per option ($9.46 per option for the nine months ended July 31, 2020).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2021	July 31, 2020
Expected dividend yield	4.9%	4.3%
Expected share price volatility	20.6% - 20.7%	15.4%
Risk-free rate of return	1.0%	1.9% - 2.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	97.14	101.47
  Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Current service cost	67	62	2	2
Net interest expense on net defined benefit (asset) liability	2	1	8	8
Administrative expenses	1	1	-	-
Benefits expense	70	64	10	10
Canada and Quebec pension plan expense	24	22	-	-
Defined contribution expense	33	37	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	127	123	10	10

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Current service cost	201	187	6	8
Net interest expense on net defined benefit (asset) liability	6	1	23	24
Administrative expenses	3	3	-	-
Benefits expense	210	191	29	32
Canada and Quebec pension plan expense	76	75	-	-
Defined contribution expense	126	135	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	412	401	29	32

BMO Financial Group Third Quarter Report 2021

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Net income	2,275	1,232	5,595	3,513
Dividends on preferred shares and distributions payable on other equity instruments	(61)	(73)	(185)	(195)
Net income available to common shareholders	2,214	1,159	5,410	3,318
Weighted-average number of common shares outstanding (in thousands)	647,178	641,300	646,808	640,129
Basic earnings per common share (Canadian $)	3.42	1.81	8.36	5.18
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	2,214	1,159	5,410	3,318
Weighted-average number of common shares outstanding (in thousands)	647,178	641,300	646,808	640,129
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,213	2,400	6,585	3,473
Common shares potentially repurchased	(4,394)	(2,046)	(5,229)	(2,721)
Weighted-average number of diluted common shares outstanding (in thousands)	648,997	641,654	648,164	640,881
Diluted earnings per common share (Canadian $)	3.41	1.81	8.35	5.18

(1)
In computing diluted earnings per share, we did not exclude any stock options outstanding for the three
and
 nine months ended July 31, 2021 as the average share price for the period exceeded the exercise price. For the three and nine months ended July 31, 2020, we excluded average stock options outstanding of 4,238,334 and 3,124,912 with a weighted-average exercise price of $94.30 and $99.72, respectively, as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes
Canadian Taxing Authorities have reassessed us for additional income tax and interest in an amount of approximately $1,210 million, to date, in respect of certain 2011-2016 Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the Canadian Taxing Authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2020.

BMO Financial Group Third Quarter Report 2021

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,660	1,048	247	696	(130)	3,521
Non-interest revenue	581	304	2,179	888	89	4,041
Total Revenue	2,241	1,352	2,426	1,584	(41)	7,562
Provision for (recovery of) credit losses on impaired loans	101	(9)	-	(19)	(2)	71
Recovery of credit losses on performing loans	(7)	(53)	(2)	(75)	(4)	(141)
Total provision for (recovery of) credit losses	94	(62)	(2)	(94)	(6)	(70)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	984	-	-	984
Depreciation and amortization	131	119	66	68	-	384
Other non-interest expense	915	570	847	850	118	3,300
Income (loss) before taxes	1,101	725	531	760	(153)	2,964
Provision for (recovery of) income taxes	286	172	130	202	(101)	689
Reported net income (loss)	815	553	401	558	(52)	2,275
Average Assets	265,639	125,840	48,053	367,900	162,811	970,243

For the three months ended July 31, 2020	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,509	1,107	229	952	(262)	3,535
Non-interest revenue	453	292	2,255	576	78	3,654
Total Revenue	1,962	1,399	2,484	1,528	(184)	7,189
Provision for credit losses on impaired loans	257	109	1	79	-	446
Provision for credit losses on performing loans	313	223	7	58	7	608
Total provision for credit losses	570	332	8	137	7	1,054
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,189	-	-	1,189
Depreciation and amortization	126	137	73	64	-	400
Other non-interest expense	835	615	764	761	69	3,044
Income (loss) before taxes	431	315	450	566	(260)	1,502
Provision for (recovery of) income taxes	112	52	109	140	(143)	270
Reported net income (loss)	319	263	341	426	(117)	1,232
Average Assets	252,028	140,615	46,308	379,131	159,682	977,764

(Canadian $ in millions)
For the nine months ended July 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	4,849	3,194	723	2,242	(454)	10,554
Non-interest revenue	1,633	935	4,795	2,454	242	10,059
Total Revenue	6,482	4,129	5,518	4,696	(212)	20,613
Provision for (recovery of) credit losses on impaired loans	404	17	3	20	(3)	441
Recovery of credit losses on performing loans	(22)	(133)	(10)	(126)	(4)	(295)
Total provision for (recovery of) credit losses	382	(116)	(7)	(106)	(7)	146
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,302	-	-	1,302
Depreciation and amortization	390	365	213	201	-	1,169
Non-interest expense	2,582	1,689	2,547	2,432	1,287	10,537
Income (loss) before taxes	3,128	2,191	1,463	2,169	(1,492)	7,459
Provision for (recovery of) income taxes	812	514	358	565	(385)	1,864
Reported net income (loss)	2,316	1,677	1,105	1,604	(1,107)	5,595
Average Assets	259,813	128,722	47,761	371,046	166,462	973,804

For the nine months ended July 31, 2020	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	4,561	3,287	672	2,503	(582)	10,441
Non-interest revenue	1,443	912	4,727	1,445	232	8,759
Total Revenue	6,004	4,199	5,399	3,948	(350)	19,200
Provision for credit losses on impaired loans	607	365	4	205	2	1,183
Provision for credit losses on performing loans	612	315	13	390	8	1,338
Provision for credit losses	1,219	680	17	595	10	2,521
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,708	-	-	1,708
Depreciation and amortization	385	427	220	179	-	1,211
Non-interest expense	2,539	1,903	2,417	2,256	303	9,418
Income (loss) before taxes	1,861	1,189	1,037	918	(663)	4,342
Provision for (recovery of) income taxes	481	236	261	210	(359)	829
Reported net income (loss)	1,380	953	776	708	(304)	3,513
Average Assets	251,325	139,196	45,234	370,363	129,399	935,517

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021

Note 12: Divestitures
On April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore, part of our BMO WM operating segment, to J. Safra Sarasin Group. The business sold is not considered material to the bank.
On April 12, 2021, we entered into an agreement with Ameriprise Financial Inc. (Ameriprise) to sell BMO’s EMEA asset management business, part of our BMO WM operating segment, for £615 million (CAD$1,066 million) in an all-cash
transaction. Separately, in the U.S. the transaction includes the opportunity for certain BMO asset management clients to move to Ameriprise, subject to client consent. This transaction is expected to close in the fourth quarter of calendar 2021, subject to regulatory approvals and customary closing conditions. As this transaction met the accounting requirements of assets held-for-sale,
whereby the assets and liabilities are measured at lower of fair value, less costs to sell, and carrying value at each reporting period end until disposal, we recognized a write-down of goodwill related to these businesses of $747 million in the second quarter of 2021. In the current quarter, we recognized an additional write-down of goodwill of
$8

million based on updated assumptions. The write-down is included in non-interest
expense, other, in our Consolidated Statement of Income and was reported in the Corporate Services segment. This ultimate impact is subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.
On July 27, 2021, we entered into an agreement to sell Taplin, Canida & Habacht, LLC, part of our U.S. asset management business to Loop Capital. The transaction is expected to close in the first quarter of fiscal 2022, subject to customary closing conditions. The business sold is not considered material to the bank.
Note 13: Legal Proceedings
BMO and its subsidiaries are named as defendants or are otherwise involved in a substantial number of legal proceedings. BMO Harris Bank N.A. (BMO Harris), as successor to M&I Marshall and Ilsley Bank (M&I), has been named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters) between 1994 and 2008. The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleges that, between 1999 and 2008, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. BMO denies these allegations and continues to defend itself vigorously. The Trustee seeks

US$
1.9
billion in compensatory damages, plus prejudgment interest, punitive damages, and attorneys’ fees. The Bankruptcy Court: (i) denied BMO Harris’s motion for summary judgment; (ii) granted the Trustee’s motion for sanctions based on the alleged spoliation of evidence; and (iii) transferred the case to the U.S. District Court for the District of Minnesota (District Court) for trial. BMO Harris filed an objection to the spoliation sanctions, which is still pending before the District Court. BMO Harris anticipates that the trial in this case may take place in the first half of 2022. While it is inherently difficult to predict the ultimate outcome of this or other proceedings, BMO does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operation of the bank
.

BMO Financial Group Third Quarter Report 2021